A KW 3/12

15048589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 48144

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

APB FINANCIAL GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, 16 Floor
(No. And Street)

NEW YORK,	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD COYLE — (212) 293-3410
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEVEN ABERNATHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APB FINANCIAL GROUP, LLC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LIGIA CLEMENCIA
Notary Public - State of New York
NO. 01CL6177395
Qualified In New York County
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Notary Public

Signature

OWNER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APB FINANCIAL GROUP, LLC
(A Limited Liability Company)

DECEMBER 31, 2014

TABLE OF CONTENTS

APB FINANCIAL GROUP, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash	$ 83,430
Due from clearing broker	953,359
Securities owned	317,572
Prepaid expenses	34,279
Fixed assets (net of accumulated depreciation of $368,054)	11,921
Other assets	47,781
Total assets	$ 1,448,342
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 121,374
Rebates payable	145,317
Commission payable	30,094
Total liabilities	296,785
Member's equity	1,151,557
Total liabilities and member's equity	$ 1,448,342

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

APB Financial Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's operations are primarily comprised of securities transactions executed on an agency basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expenses, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2014. However, the Company is subject to New York City Unincorporated Business Tax and when applicable, a provision is included on the Statement of Operations.

Uncertain tax positions
The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method as follows:

Assets	Estimated Useful Lives
Office equipment	5 years
Furniture and fixtures	7 years

Commissions and customer interest rebates

Commissions earned from customer securities transactions and the related commission expenses are recognized on a trade date basis. Customer interest rebates received from the clearing broker are recognized as earned.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, Fair Value Measurement. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.
The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

3. FIXED ASSETS

Fixed assets at December 31, 2014 consist of the following:

Office equipment	$ 319,853
Furniture and fixtures	60,122
	379,975
Less: accumulated depreciation	(368,054)
	$ 11,921

4. RELATED PARTY TRANSACTIONS

The Company is one of several affiliated companies that are commonly controlled. A portion of the commissions earned by the Company (Approximately $516,488) was from investment entities sponsored by affiliates of the Company. The Company can elect to rebate a portion of the commissions earned. If expenses attributable to such entities exceed the commissions generated, a rebate receivable is recorded. If commissions generated exceed such expenses, a commission payable is recorded. For the year ended December 31, 2014, the Company reimbursed $387,366 of those commissions to the affiliated companies. These reimbursements were offset by other expenses owed to the Company by the affiliated companies. Certain expenses are paid by the Company on behalf of entities that are managed by an affiliate.

4. RELATED PARTY TRANSACTIONS *(continued)*

An affiliate of the Company entered into a ten and one half year non-cancelable lease for office space on July 1, 2006, which expires on January 31, 2017. Annual lease payments are approximately $230,700 until the expiration date. Occupancy expense, including incidentals for the year ended December 31, 2014 amounted to $ 281,931. The Company leases its portion of the space on a month-to-month basis from its affiliate in accordance with the expense sharing agreement. As a provision of this lease, the Company paid a security deposit during 2012. This security deposit is held at Wedbush Securities, Inc. in the amount of $43,065 and is included in other assets on the Statement of Financial Condition.

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2014 or during the year ended.

5. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customer' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company had agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2014, the receivables from clearing broker represent cash and commissions receivable earned as an introducing broker for the transaction of its customers.

In addition, the receivables from the clearing broker are pursuant to the clearance agreement and includes a minimum clearing deposit of $100,000.

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

6. EMPLOYEE BENEFIT PLAN

An affiliate of the Company has established a 401(k) and profit sharing plan ("Plan"). The Plan covers substantially all employees of the Company and provides those employees who are eligible to participate with retirement benefits. Employees are permitted to contribute between 1% and 15% of their annual compensation, subject to certain limitations and restrictions as outlined in the underlying Plan documents. The Company may make discretionary profit sharing contributions to the Plan during the year. For the year ended December 31, 2014, the Company elected not to make a profit sharing contribution.

7. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

a. Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
b. Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and
c. Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis at December 31, 2014:

Assets	Level 1	Level 2	Level 3	Total	Valuation Technique
Municipal Income funds	$317,572	$ -	$ -	$317,572	a

As of December 31, 2014, all of the Company's municipal income fund accounts were considered to be Level 1 in the valuation hierarchy, valued based upon quoted prices in markets that are active and which the Company has the ability to access.

There were no liabilities required to be measured at fair value on a recurring basis at December 31, 2014.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2014, the Company had net capital, as defined, of $1,009,080, which exceeded the required minimum net capital of $250,000 by $759,080. Aggregate indebtedness at December 31, 2014 totaled $296,785. The Company's percentage of aggregate indebtedness to net capital was 29%.

9. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2014 and determined that there are no material events that would require disclosures in the Company's financial statements.